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wilmerhale.com

August 16, 2019

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas P. Panos

Re:	Merrimack Pharmaceuticals, Inc. PREC14A preliminary proxy statement filing made on Schedule 14A Filed August 5, 2019 by Merrimack Pharmaceuticals, Inc. File No. 001-35409

Ladies and Gentlemen:

On behalf of Merrimack Pharmaceuticals, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 12, 2019 (the “Comment Letter”), relating to the above referenced Preliminary Proxy Statement on Schedule 14A. The Company is concurrently filing an Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Proxy Statement”) on Schedule 14A with this response letter. The Amended Proxy Statement is being submitted in part to respond to the comments in the Comment Letter and to reflect a new meeting date and record date for the Company’s 2019 annual meeting of stockholders, as the Company announced by press release on August 16, 2019.

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. For convenience, the responses are keyed to the numbering of the comments and the headings used in the Comment Letter.

On behalf of the Company, we advise you as follows:

Schedule 14A

1.

The first page of the proxy statement, as defined in Rule 14a-1(g) — and distinguished from the Notice or any letter to shareholders — must be marked as preliminary. Given that a preliminary proxy statement may be lawfully disseminated under Rule 14a-3(a), please revise. See Rule 14a-6(e)(1) of Regulation 14A.

Response: In response to the Staff’s comment, the Company has revised the first page of the Amended Proxy Statement to be marked as preliminary.

Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston,  Massachusetts 02109

Beijing    Berlin    Boston    Brussels    Denver     Frankfurt    London    Los Angeles    New York    Oxford    Palo Alto    Washington

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

August 16, 2019

2.

As required by both Rule 14a-6(d) and Item 1(b) of Schedule 14A, please place the approximate date upon which the proxy statement will be mailed to shareholders on the first page of the proxy statement as defined under Rule 14a-1(g). At present, this date appears in the Notice, which document is outside the scope of the cited definition of proxy statement.

Response: In response to the Staff’s comment, the Company has included a placeholder for the approximate date upon which the proxy statement will be mailed to shareholders on the first page of the Amended Proxy Statement. Prior to filing the Definitive Proxy Statement, the Company will replace the open brackets with the approximate date the proxy statement will be mailed to shareholders.

3.

Notwithstanding the disclosure that appears on page 1 regarding the availability of the registrant’s Annual Report, please advise us, with a view toward revised disclosure, how Merrimack intends to comply with Rule 14a-3(b)(1).

Response: In response to the Staff’s comment, the Company has revised its applicable disclosure on page 1 of the Amended Proxy Statement to indicate that the proxy statement, proxy card and 2018 annual report will be mailed to the Company’s shareholders. The Company also advises the Staff that its 2018 annual report will include its Annual Report on Form 10-K for the year ended December 31, 2018, which includes the financial information required by Rule 14a-3(b)(1).

Important Information about Voting, page 2

4.

Please advise us of the legal basis upon which the registrant has relied to conclude that persons other than brokers, such as banks and other holders of record, may be ineligible to vote shares in the absence of instructions timely transmitted by beneficial owners on “non-discretionary items” as described in Merrimack’s proxy statement. Alternatively, please revise to remove the implication that banks and other holders of record might not vote absent instructions from beneficial owners. See Item 21(b) of Schedule 14A.

Response: The Company advises the Staff that, as indicated on page 3 of the Preliminary Proxy Statement, for convenience, the Company collectively refers to banks, brokers and other nominee record holders as brokerage firms. The Company also advises the Staff that it is the Company’s understanding after speaking with the Market Watch & Proxy Compliance Division of the New York Stock Exchange that all proposals are non-discretionary in a proxy contest for a brokerage firm when it has received solicitation materials from both sides of the proxy contest. In response to the Staff’s comment, the Company has revised its disclosure on page 3 of the Amended Proxy Statement to clarify the foregoing.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

August 16, 2019

5.

Please refer to the following statement on page 3: “Under applicable stock exchange rules, if you do not give instructions to your brokerage firm subject to these rules, it will still be able to vote your shares with respect to certain ‘discretionary’ items, but will not be allowed to vote your shares with respect to certain ‘non-discretionary’ items.” Please advise us, with a view towards revised disclosure, of the basis upon which the registrant has relied to conclude that broker non-votes may exist in the instant solicitation with respect to any of the proposals.

Response: The Company refers the Staff to the Company’s response to Comment #4. In response to the Staff’s comment, the Company has revised its disclosure on page 3 of the Amended Proxy Statement regarding broker non-votes.

Background of the Contested Solicitation, page 7

6.	Please confirm that the chronological history will be revised to reflect the August 6, 2019 filing of the proxy statement that may be used to conduct a solicitation in opposition.

Response: The Company has revised its disclosure on page 9 of the Amended Proxy Statement to reflect the August 6, 2019 and August 13, 2019 filing of a proxy statement that may be used to conduct a solicitation in opposition. The Company advises the Staff that in its Definitive Proxy Statement on Schedule 14A it will update the chronological history to include any additional filings made with respect to the contested solicitation after the date hereof and before the date of filing its Definitive Proxy Statement.

Potential Payments Upon Termination or Change in Control, page 24

7.

Given that the solicitation in opposition, if commenced, could result in a majority or more of directors being elected who were not nominated by the registrant, please revise to describe whether or not the election of a majority of such nominees would constitute a change in control within the meaning of the term as it used within any of the registrant’s governing documents, including any compensation arrangements. Please summarize the economic impact, if any, that would result if a change in control were to occur by virtue of the election of a majority or more of directors not nominated by the registrant.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 26 of the Amended Proxy Statement to indicate that the election of a majority or more of directors not nominated by the Company would not constitute a change in control or a reorganization event, as such terms are used in the Company’s Transition, Separation and Release of Claims Agreements with its former executives or the Company’s stock incentive plans, respectively. The Company advises the Staff that neither its Restated Certificate of Incorporation, as amended, nor its Amended and Restated Bylaws contain change in control provisions.

Proposal 1 – Election of Directors, page 32

8.

In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed under cover of Schedule 14A.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

August 16, 2019

Response: On behalf of each participant, the Company hereby confirms that each such participant has not been the subject of criminal convictions of the type set forth under Item 5(b)(1)(iii) of Schedule 14A within the last ten years.

Form of Proxy

9.

Please revise the disclosure in the “NOTE” regarding the intended use of the discretionary authority available under Rule 14a-4(c)(1) so it conforms to the disclosure standard codified in that provision. At present, the disclosure suggests the right to use discretionary authority is absolute inasmuch as it can unconditionally be exercised on any “such other business.”

Response: The Company has revised the form of proxy to limit the proxy holder’s discretionary authority to only those matters that may properly come before the meeting or any adjournment or postponement thereof, to the extent permitted by Rule 14a-4(c) of the Securities Exchange Act of 1934, as amended.

***

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (202) 663-6743 or facsimile at (202) 663-6363. Thank you for your assistance.

Very truly yours,

By:	/s/ Lillian Brown
Lillian Brown

cc:

Gary L. Crocker, Merrimack Pharmaceuticals, Inc.

Brian A. Johnson, Wilmer Cutler Pickering Hale and Dorr LLP

Hal J. Leibowitz, Wilmer Cutler Pickering Hale and Dorr LLP

Lawrence S. Elbaum, Vinson & Elkins L.L.P.

Patrick Gadson, Vinson & Elkins L.L.P.